Exhibit (p)(1)

BBH TRUST
(the “Trust”)

CODE OF ETHICS
February 2010

The Trust has adopted this Code of Ethics (the “Code”) pursuant to Rule 17j-1(c)(1) under the Investment Company Act of 1940 (the “1940 Act”) to specify and prohibit certain types of personal securities transactions and to establish reporting requirements.

The investment adviser to each series of the Trust (each, a “Fund”) is the Separately Identifiable Department (the “SID”) of Brown Brothers Harriman & Co. (“BBH”, which term includes the SID). BBH has adopted a code of ethics which, insofar as it applies to the SID, is substantially in conformity with Rule 17j-l under the 1940 Act and has been approved by the Board of Trustees.

The underwriter of each Fund is ALPS Distributors, Inc. ("ALPS"). ALPS is not an affiliated person of BBH, and no officer or director of ALPS is an officer, trustee or general partner of the Trust or BBH. Accordingly, pursuant to Rule 17j-1(c)(3), ALPS’s code of ethics is not required to be, and has not been, approved by the Board of Trustees.

I. DEFINITIONS

A.	An “Access Person” means, with respect to each Fund:
	i.	Any Trustee, officer or Advisory Person (as defined below) of the Fund, or
ii.

Any Partner, officer or Advisory Person of BBH, who, with respect to the Fund, makes any recommendation, participates in the determination of which recommendation will be made, or whose principal function or duties relate to the determination of which recommendation will be made to the Fund or who, in connection with his or her duties, obtains any information concerning recommendations on Covered Securities being made by BBH to the Fund.

B.	An “Advisory Person” of a Fund or BBH means:
i.

Any employee of the Fund or BBH who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Covered Securities by the Fund, or whose functions relate to the making of any recommendations with respect to the purchases or sales; or

ii.

Any natural person in a Control relationship to the Fund or BBH who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of Covered Securities by the Fund.

C.	“Access Persons” and “Advisory Persons” shall not, unless otherwise provided, include any individual who is subject to the code of ethics of BBH.

D.

“Beneficial Ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a) (exclusive of Section (a)(1) of such Rule) of the Securities Exchange Act of 1934 in determining whether a person is the beneficial owner of a security for purposes of Section 16 of the Securities Exchange Act of 1934 (the “1934 Act”).

E.	“Control” shall have the same meaning as set forth in Section 2(a)(9) of the 1940 Act.

F.

“Covered Security” includes all stock, debt obligations and other instruments comprising the investments of the Trust, including exchange traded funds, any warrant or option to acquire or sell a security and financial futures contracts, but excludes securities issued or guaranteed by the U.S. government or its agencies, bankers'  acceptances, bank certificates of deposit, commercial paper, shares of mutual funds (including money market funds). References to a Covered Security in this Code shall include any warrant for, option on, or security immediately convertible into that “Covered Security.”

G.	A “Covered Security Held or to be Acquired by a Fund” means any Covered Security which, within the most recent 15 days:
	i.	Is or has been held by the Fund; or
	ii.	Is being or has been considered by the Fund or BBH for purchase by the Fund.

H.	“Disinterested Trustee” means a Trustee who is not an “interested person” within the meaning of Section 2(a)(19) of the 1940 Act and, as of the date of this Code, includes all Trustees of the Trust.

I.	“Holdings Reports” are reports filed by Access Persons and contain the following information:
i.

The exchange ticker symbol or CUSIP number, as applicable, number of shares and principal amount of each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership; and

	ii.	The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person; and
	iii.	The date the report is submitted by the Access Person.

J.	“Purchase or sale of a Covered Security” includes, among other things, the writing of an option to purchase or sell a Covered Security.

K.

The “Compliance Department” is the entity designated by the Board of Trustees to monitor the overall compliance with this Code. Included in the duties of the Compliance Department are the review of all initial and annual Holdings Reports and quarterly transaction reports and/or duplicate confirmations and statements and the maintenance of the list of Access Persons.

II. STATEMENT OF GENERAL PRINCIPLES

The following general fiduciary principles shall govern the personal investment activities of all Access Persons, including those individuals who would be “Access Persons” but for the provisions of Section I, paragraph C above.

Each Access Person shall:

A.	At all times place the interests of each Fund before his or her personal interests;
B.

Conduct all personal securities transactions in a manner consistent with this Code, so as to avoid any actual or potential conflicts of interest, or an abuse of position of trust and responsibility; and

C.	Not take any inappropriate advantage of his or her position with or on behalf of a Fund.

It is unlawful for any affiliated person of a Fund, or any affiliated person of BBH, in connection with the purchase or sale, directly or indirectly, by the person of a Covered Security Held or to be Acquired by the Fund: (1) To employ any device, scheme or artifice to defraud the Fund; (2) To make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading; (3) To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or (4) To engage in any manipulative practice with respect to the Fund.

As a matter of policy, neither BBH nor the SID provides any Disinterested Trustee with current information about specific securities that BBH or the SID is purchasing or selling or considering purchasing or selling. In general, information provided to Disinterested Trustees in preparation for or at a meeting will be as of a date at least 15 days prior to the date it is provided.

III. COMPLIANCE PROCEDURES

     A. Reporting Requirements – Quarterly Transactions

No Disinterested Trustee shall be subject to quarterly Access Person reporting requirements unless the Trustee knew or, in the ordinary course of fulfilling his or her official duties as a Trustee, should have known that, during the fifteen (15) day period immediately before or after the date of a transaction by the Trustee in a Covered Security, a Fund purchased or sold that Covered Security or the Fund or the SID considered purchasing or selling that Covered Security. All other Access Persons, including those individuals who would be “Access Persons” but for the provisions of Section I, paragraph C above, are subject to the Access Person transaction reporting requirements in the code of ethics of BBH.

In the event that a Disinterested Trustee does not satisfy the exemption from the quarterly Access Person transaction reporting requirements during any calendar quarter, then, within ten (10) days after the end of that quarter, such Access Person shall make a written report to the Compliance Department of all non-exempt transactions occurring in the quarter by which they acquired or disposed of a Beneficial Interest in any Covered Security.

Any quarterly reports must be dated and contain the following information with respect to each reportable transaction and/or brokerage account established by the Access Person in which he or she held any securities during the quarter and shall be current as of a date no more than 45 days prior to the date the person became an Access Person or the filing of the report, as the case may be: (i) date and nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (ii) title, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date (if applicable), number of share or principal amount of each Security and the price at which the transaction was effected; (iii) name of the broker, dealer or bank with or through whom the transaction was effected; and (iv) the name of the broker, dealer or bank with whom the Access Person established the account, and the date the account was established.

     B. Reporting Requirements – Initial and Annual Holdings

Disinterested Trustees shall not be required to submit either initial Holdings Reports or annual Holdings Reports of their holdings of Covered Securities. All other Access Persons, including those individuals who would be “Access Persons” but for the provisions of Section I, paragraph C above, are subject to the Holdings Report requirements in the code of ethics of BBH.

     C. Certification

Disinterested Trustees will confirm annually that they have complied with the provisions of Section III of this Code (see Exhibit A).

     D. Responsibility to Report

Each individual who is subject to a reporting requirement under this Code must take the initiative to make the required reports. Any effort by the Compliance Department to facilitate the reporting process shall not relieve such person of his or her obligations hereunder.

     E. Where to File Report

All reports must be filed with the Compliance Department.

IV. REVIEW BY THE BOARD OF TRUSTEES

At least annually, each Fund and BBH shall provide a report in writing to the Board of Trustees that:

A.

Describes any issues arising under their respective code of ethics since the last report to the Board of Trustees, including, but not limited to, information about material violations of any such code and sanctions imposed in response to the material violations; and

B.	Certifies that the Fund or BBH, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

V. SANCTIONS

A.	Sanctions for Violations by Access Persons and Disinterested Trustees

Any violation of this Code shall be subject to the imposition of such sanctions by the Chief Compliance Officer of the Trust, as may be deemed appropriate under the circumstances to achieve the purposes of the Rules and this Code which may include a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the Trust and the more advantageous price paid or received by the offending person. Sanctions for violation of this Code by a Trustee will be determined by a majority vote of its Disinterested Trustees. All material violations of the Code and any sanctions imposed as a result thereof shall be reported periodically to the Board of Trustees.

B.	If the Compliance Department determines that any individual has violated that code of ethics in a material way related to Covered Securities held or to be acquired by a Fund, he or she shall so advise the Board of Trustees and shall provide a report, including the sanctions imposed for such violation.

VI. MISCELLANEOUS

     A. Access Persons

The Compliance Department will identify all Access Persons who are under a duty to make reports to the Funds and will inform such persons of such duty. Any failure by the Compliance Department to notify any person of his or her duties under this Code shall not relieve such person of his or her obligations hereunder.

     B. Records

BBH Trust and/or BBH or its delegate shall maintain records in the manner and to the extent set forth below, which shall be available for examination by representatives of the Securities Exchange Commission:

i.	A copy of this Code and any other code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;
ii.

A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;

iii.

A copy of each report made pursuant to this Code shall be preserved for a period of not less than five years from the end of the fiscal year in which it is made, the first two years in an easily accessible place; and

iv.	A record of all persons who are required, or within the past five years have been required, to make or review reports pursuant to this Code shall be maintained in an easily accessible place.

     C. Confidentiality

All reports of transactions in Covered Securities and any other information filed pursuant to this Code shall be treated as confidential, except to the extent required by law.

     D. Interpretation of Provisions

The Board of Trustees may from time to time adopt such interpretations of this Code as it deems appropriate.

Policy History
Issued May 2000
Revised August 2000
Revised February 2001
Revised May 2001
Revised November 2002
Revised November 2006
Revised June 2007
Revised June 2008
Revised April 2009
Revised February 2010

EXHIBIT A

DISINTERESTED TRUSTEE ANNUAL CERTIFICATION STATEMENT

     In accordance with the BBH Trust Code of Ethics, as a disinterested Trustee of the Trust, I confirm the following: I was not subject to Access Person reporting requirements during the four calendar quarters ended December 31, ______, because, during the fifteen (15) day period immediately before or after the date I entered into a transaction in a Covered Security, I neither knew nor, in the ordinary course of fulfilling my official duties as a Trustee, should have known that a Fund purchased or sold that Covered Security, or the Fund or the SID considered purchasing or selling that Covered Security. Capitalized terms have the same meaning as in the Code of Ethics.

DISINTERESTED TRUSTEE NAME

_______________________________ SIGNATURE	_______________________________ DATE